Pacific Rim Mining Corp.
Interim Consolidated Balance Sheets
In thousands of U.S. Dollars
(unaudited)

	October 31,	April 30,
ASSETS	2008	2008
Current Assets

Cash and cash equivalents	$3,775	$1,922
Short-term investments	-	4,232
Discontinued operations (Note 3)	568	1,290
Receivables, deposits and prepaids	138	222
	4,481	7,666

Property, Plant and Equipment (Note 4)	5,585	5,620
Restricted Cash	11	11
Discontinued Operation (Note 5)	-	4,973
	$10,077	$18,270

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$686	$1,370
Discontinued operation (Note 5)	529	1,573
	1,215	2,943

Future Income Tax Liability	1,046	1,046
Discontinued Operation (Note 5)	-	2,120
	2,261	6,109
SHAREHOLDERS’ EQUITY
Share Capital (Note 6)
Authorized:
unlimited common shares without par value
Issued and fully paid:
116,915,460 shares outstanding	82,649	82,649
Contributed Surplus	4,503	4,170
Accumulated Other Comprehensive Income	-	197
Deficit	(79,336)	(74,855)
	7,816	12,161
	$10,077	$18,270
Going Concern (Note 1)
Measurement Uncertainty (Note 4(a)(ii))

APPROVED BY THE BOARD OF DIRECTORS:

“Paul Sweeney”	, Director

“Catherine McLeod-Seltzer”	, Director

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Loss
In thousands of U.S. Dollars, except per share amounts
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2008	2007	2008	2007

Expenses (Income)
Exploration
- direct	$1,175	$3,338	$3,527	$5,639
- stock-based
compensation (Note 6)	61	39	160	84
General and
administrative
- direct	1,387	417	2,541	926
- stock-based
compensation (Note 6)	55	220	173	277
Foreign exchange	(62)	(549)	(13)	(877)
Interest income	(14)	(106)	(35)	(208)
Loss from Continuing
Operations	(2,602)	(3,359)	(6,353)	5,841
Discontinued Operation –
Net Income (loss) of
Denton-Rawhide Joint
Venture (Note 5)	1,390	420	1,872	1,443

Discontinued Operation
Recovery of Investment
In Andacollo
Mine (Note 1)	-	1,400	-	1,400

Loss for the Period	$(1,212)	$(1,539)	$(4,481)	$(2,998)

Loss Per Share From
Continued Operations -
Basic and Diluted	$(0.02)	$(0.03)	$(0.05)	$(0.05)

Loss Per Share After
Discontinued
Operations - Basic and
Diluted	$(0.01)	$(0.01)	$(0.04)	$(0.03)

Weighted average shares
outstanding during the
period	116,915,460	109,925,764	116,915,460	109,853,862

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars
(unaudited)

				Accumulated
	Share Capital		Contributed	Other	Accumulated	Total
	Common Shares		Surplus	Comprehensive	Deficit
				Income
	Number	$	$	$	$	$

Balance – April 30, 2007	109,781,960	76,765	1,993	-	(62,121)	16,637

Adoption of new accounting
standards	-	-	-	77	-	77

Stock-based compensation	-	-	994	-	-	994

Fair value of options
exercised	-	139	(139)	-	-	-

Shares issued for cash
- options exercised	282,500	216	-	-	-	216

Shares issued for cash,
net of cost	6,711,000	5,496	1,204	-	-	6,700

Shares issued for property
option payment	140,000	151		-	-	151

Warrants issue costs	-	(118)	118	-	-	-

Unrealized gain on financial
assets classified as available	-	-	-	120	-	120
for sale

Loss for the year	-	-	-	-	(12,734)	(12,734)

Balance – April 30, 2008	116,915,460	82,649	4,170	197	(74,855)	12,161

Stock-based compensation	-	-	333	-	-	333

Disposal of Denton-Rawhide
Joint Venture (Note 5)	-	-	-	(197)	-	(197)

Loss for the period	-	-	-	-	(4,481)	(4,481)

Balance – October 31, 2008	116,915,460	82,649	4,503	-	(79,336)	7,816

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
In thousands of U.S. Dollars
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2008	2007	2008	2007
Operating Activities
Loss for the period from continuing
operations	$(2,602)	$(3,359)	$(6,353)	$(5,841)
Items not affecting cash:
Depletion, depreciation and
amortization	19	5	38	9
Stock-based compensation	116	259	333	361
	(2,467)	(3,095)	(5,982)	(5,471)
Changes in non-cash working
capital:
Accounts payable and accrued
liabilities	(782)	228	(684)	(317)
Receivables, deposits and
prepaids	52	(280)	84	(387)
Cash Flow Used for Operating
Activities	(3,197)	(3,147)	(6,582)	(6,175)
Investing Activities
Proceeds from short term
investments	1,976	851	4,232	3,221
Purchase of property, plant and
equipment	(1)	(148)	(3)	(1,025)
Proceeds from sale of
discontinued operation (Note 5)	3,100	1,400	3,100	1,400
Cash Flow Provided By Investing
Activities	5,075	2,103	7,329	3,596
Financing Activities
Shares issued for cash, net of
issuance cost	-	205	-	205
Cash Flow Provided By Financing
Activities	-	205	-	205

Cash flows from continuing
operations	1,878	(839)	747	(2,374)

Cash flows from discontinued
operations (Note 5)	1,220	1,086	1,106	997

Change in Cash and Cash
Equivalents	3,098	247	1,853	(1,377)

Cash and cash equivalents -
Beginning of period	677	872	1,922	2,496

Cash and Cash Equivalents - End
of Period	$3,775	$1,119	$3,775	$1,119

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Comprehensive Loss
For the Six Months Ended October 31, 2008
In thousands of U.S. Dollars
(unaudited)

	2008	2007

Net Loss for the Period	$(4,481)	$(2,998)

Other comprehensive income
Unrealized loss on investments available for sale	-	90
Disposal of Denton-Rawhide Joint Venture (Note 5)	(197)	-

Comprehensive Loss for the Period	$(4,678)	$(2,908)

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

1.	Nature of Operations, Going Concern and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and carries out exploration activities in Costa Rica and Guatemala. During the quarter, the Company sold its 49% interest in the Denton-Rawhide mine, located near Fallon, Nevada, U.S.A. (Note 5).

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

These interim consolidated statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. During the six months ended October 31, 2008, the Company incurred a loss of $4,481 and as at October 31, 2008 has an accumulated deficit of $79,336. The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes and CAFTA arbitration and negotiation. These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets). The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

These interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations, and that such adjustments could be material.

Shut Down and Sale of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income and to reflect permanent closure of the mine and the estimated realizable value of capital assets after all liabilities had been liquidated.

Proceeds from creditor distribution and payments related to subsequent sales of the previously written off assets are recorded as “Discontinued Operations – Recovery of Investment in Andacollo Mine”.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

On September 21, 2005 the Company entered into an agreement to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the Andacollo Mine for a total price of $5,400. $3,000 of the proceeds was received upon signing this agreement and was recorded as described above. The remaining payments of $1,000 and $1,400 against a promissory note were received as scheduled on September 26, 2006 and September 20, 2007, respectively. The promissory note bore no interest and was secured by a charge over the assets sold.

Basis of Presentation

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2008.

With the exception of changes in accounting policies adopted since April 30, 2008 as described in Note 2, the accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2008.

2.	Changes in Accounting Policies

Financial Instruments Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”. These sections require the Company to provide disclosure to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Disclosures required by this standard are included in Note 7.

Capital Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 1535, “Capital Disclosures”. This section requires the Company to provide disclosures to enable users to evaluate the Company’s objectives, policies and processes for managing capital. Disclosures required by this standard are include in Note 8.

Inventories

Effective May 1, 2008, the Company adopted CICA Handbook section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the consolidated financial statements.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

Income Statement Presentation of Tax Loss Carryforward

Effective May 1, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized taxloss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. The adoption of this standard did not have a material impact on the consolidated financial statements.

3.	Discontinued Operations

	October 31,	April 30,
	2008	2008
Bullion	$568	$1,060
In-process inventory	-	230
	$568	$1,290

Following the sale of the Denton-Rawhide mine on October 28, 2008, (Note 5), the Company receives 49% of all dore produced and shipped from the mine prior to December 31, 2008.

4.	Property, Plant and Equipment

	October 31,	April 30,
	2008	2008
Office Equipment and Vehicles	$402	$399
Accumulated depreciation	(271)	(233)
	131	166
Mining Property Acquisition Costs – El Salvador	5,454	5,454
	$5,585	$5,620

a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production. All licences are subject to an El Salvador governmental NSR of 2%.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

ii)

Measurement Uncertainty: The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has re-started the work on the El Dorado feasibility study; however the Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application. The continued delays or one or more of the issues noted above or other factors beyond the control of the Company could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. (note 10)

iii)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos

iv)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly advance payments:	The greater of:
First anniversary	100,000 shares or $100 in shares of the Company
Second anniversary	140,000 shares or $140 in shares of the Company
Third anniversary	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007 and February 11, 2008, 100,000 and 140,000 shares respectively were issued pursuant to the first and second anniversary payments.

b)	Other Exploration Properties

The Company holds exploration rights on mineral claims in Costa Rica which are largely unexplored and undeveloped.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

5.	Denton-Rawhide Joint Venture

To strengthen its balance sheet and to protect its primary asset, the El Dorado project, the Company decided to monetize its interest in the Denton Rawhide mine. On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company for cash proceeds of $3.1 million.

In addition, the Company has the right to a 49% interest in all dore produced and shipped from the Rawhide Mine on or before December 31, 2008 and is responsible to fund its proportionate 49% share of all cash calls for normal operating costs up to and including December 31, 2008. This contingent consideration has not been included as proceeds as at October 31, 2008.

Following December 31, 2008, the Company is responsible for all reclamation and environmental closure costs exceeding $7 million in respect of its 49% interest in the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at October 31, 2008.

The company realized a gain, net of tax, on its sale of the assets as follows:

Proceeds from sale of 49% interest in Denton-Rawhide joint venture	$3,100
Less net assets disposed	2,753
347
Income taxes net of tax losses carried forward	-
Realized gain, net of tax, on sale of net assets	$347

The gain on sale of the net assets and the results of operations for the six months ended October 31, 2008 of $1,872, has been disclosed as discontinued operations in the statement of loss. Also as a result of the sale, $197 was recognized as other comprehensive income.

	Three months ended	Three months ended	Six months ended	Six months ended
	October 31, 2008	October 31, 2007	October 31, 2008	October 31, 2007

Results of operations from Discontinued Operations
Revenue	2,865	2,753	4,673	4,092
Cost of sales	(1,781)	(2,177)	(3,213)	(2,401)
General	(36)	(90)	70	(182)
Income before taxes	1,048	486	1,530	1,509
Income taxes	(5)	(66)	(5)	(66)
	1,043	420	1,525	1,443

Cash Flows From Discontinued Operations
Cash flow provided
by operating activities	1,298	1,099	1,343	1,111
Cash flow used in
investing activities	(78)	(13)	(237)	(114)
	1,220	1,086	1,106	997

Assets and liabilities of the joint venture as at April 30, 2008 have been reclassified as assets and liabilities of discontinued operations on the balance sheet.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

6.	Share Capital Common Shares

Authorized: Unlimited number of common shares

Stock and warrants issues

As at October 31, 2008, there were 7,161,350 (April 30, 2008 – 7,161,350) warrants outstanding with an exercise price of Cdn$1.34 and an expiry date of August 29, 2009.

Stock Options

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan.

Current option details are as follows:

	Number of Options
			Weighted
			Average
			Exercise Price
	2002 Plan	2006 Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2008	3,240,000	4,165,000	$1.01	2008-2013
Six months ended October 31, 2008
- granted	-	-	-	-
- expired	(1,195,000)	-	$0.80	2008
Options outstanding at October 31, 2008	2,045,000	4,165,000	$0.98	2008-2013

Options vested as at October 31, 2008	2,045,000	2,603,333	$0.92

The following table summarizes information about stock options outstanding at October 31, 2008.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
February 18, 2010	$0.75	1,045,000	1,045,000
June 27, 2010*	$0.99	220,000	-
June 15, 2011	$0.74	500,000	500,000
August 27, 2011	$0.92	500,000	500,000
August 28, 2011	$0.92	1,440,000	1,440,000
December 3, 2011	$1.34	125,000	83,333
February 11, 2012	$1.32	200,000	133,333
June 12, 2012	$0.90	60,000	40,000
August 27, 2012	$0.96	300,000	300,000
March 9, 2013	$1.17	1,820,000	606,667
		6,210,000	4,648,333

* These are performance vested options that have a term of three years and vest upon attaining specified milestones.

Stock-based compensation expense as calculated using the Black-Scholes Option Pricing Model is as follows:

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

	Six Months Ended
	October 31
	2008	2007
Administrative costs	$173	$277
Exploration costs	160	84
	$333	$361

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

7.	Financial Risk Management

(a) Market Risks

(i) Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of gold, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions.

(ii) Foreign Currency Risk

The Company’s functional and reporting currency is the US dollar. The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. The impact of a 10% increase or decrease in the US dollar-Canadian dollar exchange rate at October 31, 2008 is ($77) and $85 respectively.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

(c) Interest Rate Risk

The Company does not have significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

(d) Fair Values

The Company classifies its financial assets as either held for trading, available for sale or loans and receivables. Financial liabilities are classified as either held for trading or other financial liabilities. Cash and cash equivalents, short term investments and restricted cash are designated as available for sale and recorded at fair value with unrealized gains and losses recorded in other comprehensive income. Receivables and Deposits are designated as loans and receivables and recorded at amortized cost. Accounts Payable are designated as other financial liabilities and are recorded at amortized cost. The Company’s carrying values of receivables and accounts payable approximate fair values due to their short terms to maturity.

(e) Political Risk

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has re-started the work on the El Dorado feasibility study; however the Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application. The continued delays or one or more of the issues noted above or other factors beyond the control of the Company could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

8.	Capital Risk Management

The Company defines its capital as shareholders’ equity as the Company has no debt.

The Company’s objectives when managing capital are:

• To maintain adequate capital to operate its business and safeguard its ability to continue as a going concern; and

• To minimize the use of debt prior to the commencement of development activities

The Company continuously assesses its capital structure in light of economic conditions, debt and equity markets and changes in the Company’s short-term and long-term plans. The Company is not subject to externally imposed capital requirements.

9.	Segmented Information

	October 31,	April 30,
Total Assets	2008	2008
Canada	$3,436	$5,641
USA	13	369
El Salvador	6,050	5,987
Argentina	10	10
Discontinued operations – USA	568	6,263
Total	$10,077	$18,270

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

	October 31,	April 30,
Property, Plant and Equipment	2008	2008
Canada	$14	$17
El Salvador	5,571	5,603
Total	$5,585	$5,620

	Six Months Ended
	October 31
Net Income (Loss)	2008	2007
Canada	$(2,640)	$(198)
USA	(244)	72
El Salvador	(3,396)	(5,565)
Argentina	(73)	(147)
Discontinued operations – USA	1,872	1,443
Chile	-	1,397
Total	$(4,481)	$(2,998)

10.	Subsequent Events

On December 9, 2008 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (collectively with Pac Rim Cayman LLC, “Pacific Rim” or the “Company”), filed a Notice of Intent (“NOI”) to commence international arbitration proceedings against the Government of El Salvador under CAFTA. Pacific Rim will be claiming significant monetary damages (several hundred million dollars) in the arbitration if a satisfactory resolution is not found within 90 days following the filing of the NOI. The Company has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration.

The Company’s claims under CAFTA are based on the Government of El Salvador’s breaches of international and El Salvadoran law arising out of the Government’s failure, within its own mandated time frames and pursuant to the clear terms of applicable laws, to issue exploration and exploitation permits to which the Company is entitled. This inaction by the Government of El Salvador has resulted in significant loss to the Company, its employees, and the local communities.

In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The Government of El Salvador has not met its responsibility to issue the Company additional permits. Therefore the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

Under CAFTA rules and procedures, involved parties have 90 days following the filing of the NOI to resolve their dispute amicably. If a resolution is not forthcoming in this timeframe, the Company has the right to commence arbitration proceedings against El Salvador on March 9, 2009. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
October 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

In the arbitration, the Company intends to request, among other things, that the arbitral tribunal award: 1) compensation for the money Pacific Rim has spent in pursuit of its investments in El Salvador; 2) damages for the loss of value that has been created by the Company through its efforts and investments resulting from the Government's wrongful conduct; 3) costs associated with preparation for and conduct of the arbitration proceedings; and 4) pre- and post- award interest on all claims. Once an arbitral tribunal is constituted, the length of the ensuing proceedings may range from approximately one to three years.